UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission File No. 0-53646

Intelligent Content Enterprises Inc.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

TABLE OF CONTENTS

1.       Intelligent Content Enterprises Inc., Material Change Report dated December 30, 2016 for a News Release issued on December 30, 2016 as filed on Sedar on December 30, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

December 30, 2016	INTELLIGENT CONTENT ENTERPRISES INC.

By: /s/ James Cassina
Name: James Cassina
Title: Chief Executive Officer

ITEM 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Intelligent Content Enterprises Inc. (“ICE” or the "Company")
Suite 1505, 1 King Street West,
Toronto, Ontario, M5H 1A1

Item 2.	Date of Material Change

December 29, 2016

Item 3.	News Release

Attached as Schedule “A” is a press release issued by the Company on December 30, 2016, and disseminated by Access Wire via the North American Network.

Item 4.	Summary of Material Change

The Company has applied to the Ontario Securities Commission for a management cease trade order pursuant to National Policy 12-203 – Management Cease Trade Orders (“MCTO”), as the Company was unable to file its annual financial statements, management discussion and analysis and related Chief Executive Officer and Chief Financial Officer certificates for its fiscal year-ended August 31, 2016 (the “Required Filings”) before the December 29, 2016 filing deadline (the “Filing Deadline”).

Item 5.	Full Description of Material Change

The Company has applied to the Ontario Securities Commission for a management cease trade order pursuant to National Policy 12-203 – Management Cease Trade Orders (“MCTO”), as the Company was unable to file its annual financial statements, management discussion and analysis and related Chief Executive Officer and Chief Financial Officer certificates for its fiscal year-ended August 31, 2016 (the “Required Filings”) before the December 29, 2016 filing deadline (the “Filing Deadline”).

As a result of the matters disclosed in the Company’s press release disseminated on December 23, 2016, the Company’s auditors raised an issue with respect to the valuation of certain assets acquired by the Company in March, 2016 (the “Acquired Assets”), and the applicable accounting treatment in respect of these Acquired Assets. As disclosed in the Company’s December 23, 2016 press release, the Company had provided notice to the vendor of these Acquired Assets (the “Vendor”) of a claim for indemnity under the acquisition agreement and subsequently the Company had received a written response from the Vendor initiating discussions to resolve matters.

On December 22, 2016, ICE and the Vendor agreed to resolve the matters. The terms of the settlement agreement provides for ICE returning all of the Acquired Assets, principally being a series of websites with previously stated attributes housed under the url digiwidgy.com, conveyed in the acquisition of assets of the Vendor on March 4, 2106 to the Vendor, and the Vendor returning to ICE all of the shares issued to the Vendor, specifically 12,500,000 common shares and 5,750,000 Preference Shares for cancellation by ICE (the “Settlement Transaction”). The Settlement Transaction is scheduled to close on or before January 15, 2017. Accordingly, the Required Filings cannot be made by the Filing Deadline.

The Company anticipates that it will be in a position to remedy the default within two months and file the Required Filings, on or before February 28, 2017.The MCTO would restrict all trading in securities of the Company, whether direct or indirect, by Management of the Company.

The Company intends to satisfy the provisions of the alternative information guidelines set out in sections 9 and 10 of National Policy 12-203 Management Cease Trade Orders so long as the Required Filings are outstanding.

The Company has not taken any steps towards any insolvency proceeding and the Company has no material information to release to the public.

Item 6.	Reliance on sub-section 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted from this material change report.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

James Cassina, Chief Executive Officer

	Telephone:	416 364-4039
	Facsimile:	416 364-8244

Item 9.	Date of Report

December 30, 2016

Schedule “A”

Intelligent Content Enterprises

Applies for Management Cease Trade Order

Toronto, Canada December 30, 2016 – INTELLIGENT CONTENT ENTERPRISES INC. (OTCQB:ICEIF, CSE:ISP) (“ICE” or the “Company”) announced that the Company has applied to the Ontario Securities Commission for a management cease trade order pursuant to National Policy 12-203 – Management Cease Trade Orders (“MCTO”), as the Company was unable to file its annual financial statements, management discussion and analysis and related Chief Executive Officer and Chief Financial Officer certificates for its fiscal year-ended August 31, 2016 (the “Required Filings”) before the December 29, 2016 filing deadline (the “Filing Deadline”).

As a result of the matters disclosed in the Company’s press release disseminated on December 23, 2016, the Company’s auditors raised an issue with respect to the valuation of certain assets acquired by the Company in March, 2016 (the “Acquired Assets”), and the applicable accounting treatment in respect of these Acquired Assets. As disclosed in the Company’s December 23, 2016 press release, the Company had provided notice to the vendor of these Acquired Assets (the “Vendor”) of a claim for indemnity under the acquisition agreement and subsequently the Company had received a written response from the Vendor initiating discussions to resolve matters.

On December 22, 2016, ICE and the Vendor agreed to resolve the matters. The terms of the settlement agreement provides for ICE returning all of the Acquired Assets, principally being a series of websites with previously stated attributes housed under the url digiwidgy.com, conveyed in the acquisition of assets of the Vendor on March 4, 2106 to the Vendor, and the Vendor returning to ICE all of the shares issued to the Vendor, specifically 12,500,000 common shares and 5,750,000 Preference Shares for cancellation by ICE (the “Settlement Transaction”). The Settlement Transaction is scheduled to close on or before January 15, 2017. Accordingly, the Required Filings cannot be made by the Filing Deadline.

The Company anticipates that it will be in a position to remedy the default within two months and file the Required Filings, on or before February 28, 2017.The MCTO would restrict all trading in securities of the Company, whether direct or indirect, by Management of the Company.

The Company intends to satisfy the provisions of the alternative information guidelines set out in sections 9 and 10 of National Policy 12-203 Management Cease Trade Orders so long as the Required Filings are outstanding.

The Company has not taken any steps towards any insolvency proceeding and the Company has no material information to release to the public.

About Intelligent Content Enterprises Inc.

Intelligent Content Enterprises Inc. is an emerging Media and Internet company that focuses on the experience of the website user, creating brands, products and destinations globally, regionally and by language that are value driven providing an informative, entertaining and engaging look at content.

ICE’s strategy is to drive revenue through technologies, platforms and services that deliver Content, Social and Digital Media, eCommerce and Advertising.

Intelligent Content Enterprises Inc. is a publicly traded company on the OTC-QB Markets under the symbol “ICEIF” and listed on the Canadian Securities Exchange under the symbol “ISP”.

For further information, please contact:

Intelligent Content Enterprises Inc.

Investor Relations: investorrelations@intelligentcontententerprises.com

Certain information regarding the Company in this news release may constitute forward-looking statements or future oriented financial information under applicable securities laws. The forward-looking information includes, without limitation, projections or estimates made by us and our management in connection with our business operations. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law.

Safe Harbor Statement

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the company, its directors or its officers with respect to, among other things: (i) the company's financing plans; (ii) trends affecting the company's financial condition or results of operations; (iii) the company's growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words "may," "would," "will," "expect," "estimate," "anticipate," "believe," "intend" and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the company's ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company's Form 6-K filings with the Securities and Exchange Commission.